Exhibit (d)(1)

DEPOSITARY AGREEMENT

THIS DEPOSITARY AGREEMENT (this “Agreement”) is entered into as of November 21, 2023 (the “Effective Date”) by and between EQUINITI TRUST COMPANY, LLC, a New York limited liability trust company (the “Depositary”), and Templeton Dragon Fund Inc. (the “Fund”).

WHEREAS, the Fund wishes to commence a tender offer to purchase a portion of its outstanding shares of common stock, $0.01 par value per share and with CUSIP No. 88018T101 (the “Shares”) for a to be determined price per Share (the “Offer Price”), net to the selling shareholder in cash and without any interest, upon the terms and conditions set forth in that certain Offer to Purchase dated November 21, 2023 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”);

WHEREAS, the Offer shall commence on November 21, 2023 (the “Offer Date”) and expire as of 5:00 p.m., Eastern Time, on December 20, 2023 (as may be extended from time to time, the “Expiration Date”); and

WHEREAS, the Fund wishes to appoint the Depositary as depositary in connection with the Offer and pursuant to the terms and conditions set forth below.

NOW, THEREFORE, as consideration for the premises and of the mutual covenants and agreements contained herein, the parties hereto agree as follows:

1.
The Fund hereby appoints the Depositary, and the Depositary hereby accepts such appointment, to act as depositary pursuant to the terms and conditions set forth in this Agreement. The Depositary shall perform only those duties and obligations that are specifically set forth in this Agreement, and no implied duties and obligations shall be read into this Agreement against the Depositary.  If the Fund desires that the Depositary perform any duties or responsibilities not expressly set forth in this Agreement or have special operational requirements that deviate from the Depositary’s standard processes in providing the services herein, the parties shall execute a written amendment to this Agreement setting forth the terms and conditions (including any applicable fees) to be mutually agreed by the parties at such time.

2.
The Fund agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may be reasonably requested by the Depositary in performing the services hereunder.

3.
Promptly after execution of this Agreement and no later than at least five (5) business days prior to the Mailing Date (as defined below), the Fund shall deliver, cause to be delivered or make available to the Depositary a complete and correct list of shareholders of the Target (collectively, the “Shareholders” and each, a “Shareholder”) as of the Offer Date, identifying each Shareholder by name, address, and number of Shares owned, including any Share ownership information necessary for the Depositary to perform its duties pursuant to this Agreement. Such information shall include, but shall not be limited to, certificate numbers, the number of Shares represented by each certificate, the date of issuance of each certificate, book-entry Share amounts and book-entry Share issuance dates, cost basis (if applicable), and whether any stop transfer instructions or adverse claims are outstanding against such Shares.

4.
Promptly after execution of this Agreement, the Fund shall provide to the Depositary sufficient copies of the Offer to Purchase, the Letter of Transmittal, and the other materials referred to in the Offer to Purchase as being available to the Shareholders (collectively, the “Shareholder

Documents”).  Upon request by any person, the Depositary shall furnish to such person copies of the Shareholder Documents.

5.
The Depositary shall take steps to establish and, subject to such establishment, maintain an account at the book-entry transfer facility for book-entry transfers of Shares, as set forth in the Letter of Transmittal and the Offer to Purchase, and the Depositary shall comply with the provisions of Rule 17Ad-14 under the Securities Exchange Act of 1934, as amended.  This account shall be maintained until all Shares tendered pursuant to the Offer have been withdrawn, accepted for payment, or returned.

6.
The Depositary shall examine each Letter of Transmittal, Share certificate (if applicable), and other documents delivered or mailed to the Depositary in connection with the Offer to determine that (a) the Letter of Transmittal has been properly completed and duly executed in accordance with the instructions set forth thereon; (b) if applicable, no stop transfer instructions have been placed on the applicable Shares; (c) if applicable, the Share certificates have been duly endorsed or assigned for transfer and are otherwise in proper form for tender; and (d) any other documents contemplated by the Letter of Transmittal have been properly completed and duly executed in accordance with the Letter of Transmittal.  If a Letter of Transmittal has been improperly completed or executed or if the applicable certificate or certificates are not in proper form for transfer, or if an additional irregularity exists in connection with the tender of Shares, including any irregularity relating to stop transfer instructions, the Depositary shall use commercially reasonable efforts to take such actions as are necessary to remediate such irregularity.  Notwithstanding the foregoing, the Depositary shall not waive any defect or irregularity without the prior written approval of the Fund.  The resolution of any of the Depositary’s questions directed to the Fund or its counsel as to the validity, form and eligibility (including timeliness of receipt), or the proper completion or execution of the Shareholder Documents shall be final and binding and the Depositary may rely thereon.  The Fund shall reimburse the Depositary for any costs and expenses incurred by the Depositary as a result of its communications with the applicable Shareholder relating to any defects or irregularities in the Shareholder Documents.  For the avoidance of doubt, the Depositary is authorized to waive any irregularity in connection with tender of the Shares upon the prior written approval of any Fund officer or agent.

7.	Tender of Shares must be effected in accordance with the terms and conditions set forth in the Letters of Transmittal, and Shares shall be considered validly tendered to the Depositary only if:

(a)
the Depositary receives prior to the Expiration Date:  (i) certificates for such Shares (or a book-entry confirmation relating to such Shares); and (ii) a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees (or in the case of a book-entry transfer, an agent’s message (“Agent’s Message”) relating thereto); and (iii) any other documents required by the Letter of Transmittal; or

(b)
the Depositary receives prior to the Expiration Date:  (i) a properly completed and duly executed notice of guaranteed delivery (“Notice of Guaranteed Delivery”) relating to such Shares from an eligible guarantor institution, as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended; (ii) certificates for such Shares (or a book-entry confirmation relating to such Shares); (iii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees (or in the case of a book-entry transfer, an Agent’s Message relating thereto); and (iv) any other documents required by the

Letter of Transmittal, within two (2) New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

If the Depositary is also the Fund’s transfer agent, then in the event that any Shareholder claims that any Share certificate is lost, stolen or destroyed, the Depositary shall mail to such shareholder an affidavit of loss and the requirements for an indemnity bond.  The Depositary shall perform its duties hereunder related to such Shares only upon receipt of a properly completed affidavit of loss and the requirements for an indemnity bond.

The Depositary shall note the date and time of receipt of each Letter of Transmittal and shall retain such Letter of Transmittal in accordance with applicable law.

Any amendment to or extension of the Expiration Date, as the Fund may determine from time to time, shall be effective upon the Depositary’s receipt of a written notice from the Fund prior to the time the Offer would otherwise have expired.  If at any time the Offer is terminated, withdrawn, or expired pursuant to the terms thereof, the Fund shall promptly notify the Depositary of such termination, withdrawal, or expiration (the “Termination Notice”).

8.
If the Depositary receives a written notice of withdrawal (a “Notice of Withdrawal”) from a Shareholder with respect to any Shares tendered by such Shareholder, the Depositary shall promptly return to such Shareholder any certificates representing the withdrawn Shares together with any other documents received by the Depositary with respect to such withdrawn Shares.  To be effective, a Notice of Withdrawal must (a) specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder(s) of such Shares to be withdrawn, if different from the name of the person who tendered the Shares, and the serial numbers shown on the share certificates; and (b) must be received by the Depositary at its address set forth on the back page of the Offer to Purchase within the time period specified for withdrawal in the Offer to Purchase.  If Shares were delivered to the Depositary pursuant to the procedure for book-entry transfer, the Notice of Withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility’s procedures.  The Depositary shall examine each Notice of Withdrawal to determine whether any such notice may be defective.  In the event that the Depositary determines that a Notice of Withdrawal is defective, it shall, after consultation with and upon instruction of the Fund, use commercially reasonable efforts in accordance with its regular procedures to notify the person delivering such Notice of Withdrawal.  All questions as to the form and validity (including time of receipt) of any Notice of Withdrawal will be determined by the Fund, in its sole discretion, which determination will be final and binding and the Depositary may rely thereon.  Any Shares that are properly withdrawn will no longer be considered to be validly tendered, unless such Shares are re-tendered by the Shareholder pursuant to the terms and conditions of the Offer prior to the Expiration Date.  In addition, if the Fund, pursuant to the terms and conditions of the Offer, notifies the Depositary in writing that it does not accept any Shares purported to be tendered, the Depositary shall promptly return to the Shareholder any certificates representing such rejected Shares together with any other documents received by the Depositary.

The Depositary shall, at its option, deliver any certificates for tendered Shares that are subsequently withdrawn by the Shareholder or declined for purchase by the Fund (including,  in accordance with the Termination Notice) to the Shareholder by either (x) first class mail under a blanket surety bond protecting the Depositary and the Fund from losses or liabilities arising out of the non-receipt or non-delivery of such certificates; or (y) registered mail, insured separately for the value of such Shares.  If any such Shares were tendered or purported to be tendered by means of a book-entry confirmation, the Depositary shall notify the book-entry transfer facility that transmitted the book-entry confirmation.

9.
If, under the terms and conditions set forth in the Offer to Purchase, the Merger Subsidiary becomes obligated to accept for payment, and pay for, the tendered Shares, the Fund shall promptly provide to the Depositary a written notice of such acceptance (the “Acceptance Notice”).  Upon receipt of the Acceptance Notice, the Depositary shall, as promptly as practicable after the later of: (i) the Expiration Date; (ii) the physical receipt by the Depositary of Share certificates (in proper form for transfer by delivery) and properly completed and duly executed Letters of Transmittal or a book-entry confirmations including an Agent’s Message and any other documents required by the Letter of Transmittal relating to all tendered Shares; and (iii) the deposit by the Fund with the Depositary of the Payment Fund in accordance with Section 11 hereof, the Depositary shall mail to the tendering Shareholders or their designated payees checks in the amount of the applicable purchase price specified in the Offer (less any stock transfer tax and/or withholding tax and any other applicable deductions or adjustments in accordance with the Offer) for the Shares that have been properly tendered and purchased under the terms and conditions of the Offer.  The Fund shall pay all governmental charges, if any, payable pursuant to the Offer in respect of the transfer or issuance to the Merger Subsidiary or its nominee or nominees of all Shares so purchased.  After payment is made to tendering Shareholders, the Depositary shall promptly request the transfer agent for the Shares to affect the transfer of all Shares purchased by the Merger Subsidiary pursuant to the Offer and to issue certificate(s) for such Shares (the “Purchased Shares”) so transferred in accordance with any written instructions from the Fund.  Upon receipt, the Depositary shall deliver such certificate(s) for the Purchased Shares to the Merger Subsidiary.

10.
On the applicable reporting date, the Depositary shall withhold federal and state taxes pursuant to applicable federal and state law for any Shareholder who has not provided a tax identification number, and shall file the applicable form(s) (including Forms 1099 or 1099B, to the extent applicable) and remit any withheld taxes to the Internal Revenue Service and/or appropriate state revenue agencies.  The Fund acknowledges that the Depositary has complete and final authority regarding all determinations concerning withholding requirements.  The Depositary shall report organizational actions based on the effective date of the organizational action regardless of when payment is actually made, unless the Fund provides an issuer statement, pursuant to IRC §6045B that states a different reporting period should apply. The Depositary may apply a thirty (30) day grace period for withholding obligations if a tax identification number has been provided for the Shareholder.  The Fund and the Merger Subsidiary shall jointly and severally indemnify and hold harmless the Depositary against any tax, late payment, interest, penalty, or other cost, liability, or expense that may be assessed against the Depositary arising out of or in connection with the performance of the Depositary’s obligations under this Section, except to the extent directly caused by the Depositary’s willful misconduct, bad faith or gross negligence (as determined by a court of competent jurisdiction in a final and non-appealable decision).

11.	Subject to applicable law, the Depositary shall maintain electronic records or hard copies of all cancelled or destroyed Share certificates that have been cancelled or destroyed by the Depositary.

12.
Promptly after the delivery of the Acceptance Notice, the Fund shall wire, or cause to be wired, to the Depositary in an account for the benefit of the tendering Shareholders, at JP Morgan Chase, 55 Water Street, New York, NY, ABA No. 021000021, Account No. 530-354616 (and referencing the name of the Fund), federal or other immediately available funds in an amount equal to the product of the number of Shares outstanding immediately prior to the Offer Date and the Offer Price (the “Payment Fund”) payable upon tender and purchase of the Shares pursuant to the Offer.  The Depositary shall be permitted to withdraw funds from the Payment Fund at or following the Expiration Date (as the case may be) to make the applicable payments for the Shares (including any payments in connection with tax withholdings).  The Depositary will not be obligated to calculate or pay interest to any Shareholder or third party.

13.
The Depositary is hereby authorized and instructed to cooperate with and furnish information to the information agent, any of its representatives or any other organization (or its representatives) designated from time to time by the Fund or the Merger Subsidiary, in any manner reasonably requested by any of them in connection with the Offer and tenders of Shares thereunder.

14.
At 11:00 a.m., Eastern Time, or as promptly as practicable thereafter on each Business Day (as defined below) commencing on the Offer Date and up to and including the Expiration Date, the Depositary shall advise each of the persons named below by telephone or in writing, based upon its preliminary review (and at all times subject to final determination by the Fund) as of the close of business on the preceding Business Day or the most practicable time prior to such request as the case may be, as to: (i) the number of Shares duly tendered on such day; (ii) the number of Shares duly tendered represented by certificates physically delivered to the Depositary on such day; (iii) the number of Shares represented by Notices of Guaranteed Delivery delivered to the Depositary on such day; (iv) the number of Shares withdrawn on such day; (v) the number of Shares about which the Depositary has questions concerning the validity of the tender; and (vi) the cumulative totals of Shares in categories (i) through (v) above on such day:

The Depositary shall also furnish to each of the persons named below a written report confirming the above information. The Depositary shall furnish such other information (e.g., names and addresses of tendering Shareholders) as may be reasonably requested from time to time.  The Depositary shall not disclose such information to any person except as set forth herein or as otherwise directed by a duly authorized officer of the Fund and/or the Merger Subsidiary.

1.	Marc De Oliveira: marc.deoliveira@franklintempleton.com # 1
2.	Chris Larsen: christopher.larsen@franklintempleton.com # 2
3.	Patrick DeLoia: patrick.deloia@franklintempleton.com # 3

As used in herein, “Business Day” shall mean any day other than a Saturday, a Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

15.	(a)	After the six-month anniversary of the Effective Date, for the purposes of facilitating the payment of the Offer Price, the Depositary may select and use the services of a shareholder locating service provider (the “Locating Service Provider”) to locate and contact former Shareholders who have not cashed their respective checks. The Locating Service Provider may compensate the Depositary for processing and other services. The Locating Service Provider shall inform any located Shareholders that they may choose to either contact the Depositary directly to receive the Offer Price at no charge other than any applicable fees, or utilize the services of the Locating Service Provider for a fee, which shall not exceed the lesser of twenty percent (20%) of the total value of the Offer Price and the maximum fee allowed pursuant to applicable law. Locating services shall be performed at no cost to the Fund. Should the Fund elect to utilize a provider other than the Locating Service Provider, additional fees may apply.

(b)	The Depositary shall provide, or cause to be provided, unclaimed property reporting services for unclaimed property that may be deemed abandoned or otherwise pursuant to unclaimed property law.  Such services may include (without limitation) (i) identification of unclaimed or abandoned property; (ii) preparation of unclaimed or abandoned property reports; (iii) delivery of unclaimed or abandoned property to the applicable state unclaimed property departments; (iv) completion of required due diligence notifications; (v) responses to inquiries from Shareholders relating to unclaimed or abandoned property; and (vi) such other services as may reasonably be necessary to comply with unclaimed property laws or regulations.  The Fund shall assist, and cooperate with, the Depositary with the performance of the services described in this Section.  The Depositary shall assist the Fund in responding to (x) inquiries from state unclaimed property departments regarding reports filed by or on behalf of the Fund or (y) requests for the confirmation of names of owners of unclaimed or abandoned property.  The Depositary shall charge the Fund for services relating to the escheatment of unclaimed or abandoned property (including any out-of-pocket expenses in connection therewith).  In addition to standard escheatment services, the Fund shall remain responsible for any fees related to any state or third-party audits which the Fund previously authorized.

16.	The Depositary:

(a)
shall not be required or requested to make any representations or warranties and have no responsibilities regarding the validity, sufficiency, value or genuineness of any certificates for Shares surrendered to the Depositary or the Shares;

(b)	shall not be required or requested to make any representations or warranties and have no responsibilities regarding the validity, sufficiency, value or genuineness of the Offer or the Payment Fund;

(c)
shall not be obligated to take any legal action hereunder which might in its judgment involve any expense or liability, unless the Depositary shall have been furnished with indemnity reasonably satisfactory to it;

(d)
may rely on and shall be protected in acting in reliance upon any certificate, instrument, opinion, notice, instruction (including wire instruction), letter or other document or security delivered to it (including via email or other electronic means) and reasonably believed by it to be genuine and to have been given by the proper party or parties;

(e)
may rely on, and shall be protected in acting upon, written or oral instructions given by any officer of, or any party authorized by, the Fund with respect to any matter relating to the Depositary’s actions; and

(f)
may employ or retain such agents (including but not limited to, vendors, advisors and subcontractors) as it reasonably requires to perform its duties and obligations hereunder; may pay reasonable remuneration for all services so performed by such agents; shall not be responsible for any misconduct on the part of such agents; and in the case of counsel, may rely on the written advice or opinion of such counsel, which shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by the Depositary hereunder in good faith and in accordance with such advice or opinion.

17.
Notwithstanding the tender of any Shares or the consummation of the Offer, the Fund agrees to pay the Depositary the fees set forth in Schedule 1 (the “Fees”) and reimburse the Depositary for all reasonable and documented expenses incurred by the Depositary in connection with the services provided hereunder (the “Expenses”).  Unless otherwise specified in this Agreement, the Fund agrees to pay all Fees and Expenses within thirty (30) days following receipt of an invoice from the Depositary.

18.
To the fullest extent permitted by applicable law, neither party hereto shall be liable to the other party hereto on any theory of liability for any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings) even if advised of the possibility of such damages.

19.
The Depositary’s liability arising out of or in connection with this Agreement, whether in contract, tort, or otherwise, shall not exceed the aggregate amount of all fees paid under this Agreement prior to the date of occurrence of the circumstances giving rise to such liability.

20.
The Fund and the Merger Subsidiary hereby agree to jointly and severally indemnify and hold harmless the Depositary and its affiliates and its and their officers, directors, employees, advisors, agents, other representatives and controlling persons (each, an “Indemnified Person”) from and against any and all losses, claims, damages, liabilities and expenses, joint or several, to which any such Indemnified Person may become subject arising out of or in connection with this Agreement or any claim, litigation, investigation or proceeding relating to any of the foregoing (each, a “Proceeding”), regardless of whether any such Indemnified Person is a party thereto or whether a Proceeding is brought by a third party or by the Fund or any of their respective affiliates, and to reimburse each such Indemnified Person upon demand for any reasonable, documented legal or other out‑of‑pocket expenses incurred in connection with investigating or defending any of the foregoing by one counsel to the Indemnified Persons taken as a whole and, in the case of a conflict of interest, one additional counsel to the affected Indemnified Persons taken as a whole; provided that the foregoing indemnity shall not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses  to the extent they have resulted from the willful misconduct, bad faith or gross negligence of such Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision).  The Depositary agrees to notify the Fund promptly of the assertion of any Proceeding against any Indemnified Person; provided, however, failure to provide such notice shall not adversely affect any Indemnified Person’s right to indemnification hereunder unless the Fund is actually prejudiced by such failure.  At the Fund’s election, unless there is a conflict of interest, the defense of the Indemnified Persons shall be conducted by the Fund’s counsel. Notwithstanding the foregoing, the Depositary may employ separate counsel to represent it or defend the Depositary or an Indemnified Person in such Proceeding, and the Fund will pay any reasonable, documented legal or other out‑of‑pocket expenses of counsel if the Depositary or such Indemnified Person reasonably determines, based on the advice of its legal counsel, that there are defenses available to the Depositary or such Indemnified Person that are different from, or in addition to, those available to the Fund, or if an actual or potential conflict of interest between the Depositary or the Indemnified Person and the Fund makes representation by the Fund’s counsel not advisable; provided  that, unless there is an actual or potential conflict of interest, the Fund will not be required to pay the fees and expenses of more than one separate counsel for all Indemnified Persons in any jurisdiction in any single Proceeding.  In any Proceeding the defense of which the Fund assumes, the Indemnified Persons shall be entitled to participate in such Proceeding and retain its own counsel at such Indemnified Person’s own expense.

21.
The Depositary shall not be liable for failure or delay in the performance of the Services if such failure or delay is due to causes beyond its reasonable control, including but not limited to Acts of God (including fire, flood, earthquake, storm, hurricane or other natural disaster), war, invasion, pandemic, act of foreign enemies, hostilities (regardless of whether war is declared), civil war, rebellion, revolution, insurrection, military or usurped power or confiscation, terrorist activities, nationalization, government sanction, blockage, embargo, labor dispute, strike, lockout or interruption or failure of electricity or telephone service or any other force majeure event.

22.
Any notice, report or payment required or permitted to be given or made under this Agreement by one party hereto to the other party shall be in writing and addressed to the other party at the following address (or at such other address as shall be given in writing by one party to the other):

If to the Fund:

Templeton Dragon Fund, Inc.
300 S.E. 2nd Street
Fort Lauderdale, FL 33301
Attention: Secretary

If to the Depositary:

Equiniti Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
Attn: Corporate Actions
Tel: (718) 921.8200

with copy to:

Equiniti Trust Company, LLC
48 Wall Street, 22nd Floor
New York, NY 10005
Attention: Legal Department
Email: LegalTeamUS@equiniti.com

The Depositary and the Fund may, by notice to the other, designate additional or different addresses for subsequent notices or communications.

23.
This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without reference to its conflicts of law rules.  It is agreed that any action, suit or proceeding arising out of or based upon this Agreement shall be brought in the United States District Court for the Southern District of New York or any court of the State of New York of competent jurisdiction located in such District.  Service of process by registered mail addressed to each party at the respective address above shall be effective service of process against such party for any suit, action or proceeding brought in any such court.  Each party hereto (a) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the Services in any New York State court or in any such Federal court; (b) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such suit, action or proceeding in any such court; and (c) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.  EACH PARTY IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS AGREEMENT OR THE PERFORMANCE OF ANY

SERVICE HEREUNDER.

24.
The compensation, reimbursement, confidentiality, indemnification, jurisdiction, governing law, and waiver of jury trial provisions contained herein shall remain in full force and effect regardless of the termination of this Agreement.  No amendment or waiver of any provision hereof shall be effective unless in writing and signed by the parties hereto and then only in the specific instance and for the specific purpose for which given.  This Agreement is the only agreement between the parties hereto with respect to the matters contemplated hereby and sets forth the entire understanding of the parties hereto with respect thereto.  This Agreement and the obligations hereunder of each party hereto shall not be assignable by such party without the prior written consent of the other party (such consent not to be unreasonably withheld, delayed or conditioned); provided that the Depositary may assign this Agreement or any rights granted hereunder, in whole or in part, to (a) its affiliates in connection with a reorganization or (b) a legal entity that acquires all or substantially all of the business or assets of the Depositary whether by merger, acquisition, or otherwise.

25.
This Agreement may be executed in any number of counterparts and by different parties in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page of this Agreement in “.pdf” or “.tif” form shall be effective as delivery of a manually executed counterpart of this Agreement.  If any provision of this Agreement shall be held illegal or invalid by any court, this Agreement shall be construed and enforced as if such provision had not been contained herein.

26.
Either party may terminate this Agreement upon 30 days’ prior written notice to the other party. Unless so terminated, this Agreement shall continue to be effective until the earlier of (a) the termination or withdrawal by the Fund or the expiration of the Offer and the completion of the Depositary’s obligations to return any Share certificates and other documents received by the Depositary to the Shareholders; (b) the date that is six months after the later of (i) the mailing of checks for the Offer Price by the Depositary to the tendering Shareholders upon receipt of the Acceptance Notice pursuant to Section 8 hereof or (ii) the return of Share certificates by the Depositary upon receipt of the Termination Notice in accordance with Section 7 hereof; and (c) first anniversary of the Effective Date, at which time this Agreement shall terminate without further action of the parties.  Upon any such termination, the Depositary shall be relieved and discharged of any further responsibilities and obligations hereunder. Upon payment of all outstanding Fees and Expenses hereunder, the Depositary shall promptly deliver to the Fund or its designee any amounts remaining in the Payment Fund.

[Signature page follows.]

THIS AGREEMENT has been executed by the parties hereto as of the date first written above.

Templeton Dragon Fund Inc.

By:	/s/Alison E. Baur
Name: Alison E. Baur
Title: Vice President and Assistant Secretary

Name:  Alison E. Baur
Title: Vice President and Assistant Secretary

AGREED AND ACCEPTED:

EQUINITI TRUST COMPANY, LLC

By:	/s/Michael Legregin
Name: Michael Legregin
Title: Senior Vice President

SCHEDULE 1
Fee Schedule

Project Fee: fixed price	$37,500.00
Per Tender Fee: fixed price	$15.00
Midnight Closing Fee	$5,000.00
Proration Fee	$7,500.00
Extension Fee	$7,500.00
plus out-of-pocket and extraordinary expenses

DTC new CUSIP eligibility fee $5,000.00 (Non-Negotiable)

Fees must be paid on or prior to the Offer Date.

Santander Bank NA.
601 Penn Street
Reading, PA 19601

ABA # 231372691
SWIFT CODE: SVRNUS33
For further credit to: Equiniti Trust Company, LLC

6201 15TH Avenue
Brooklyn, NY 11219
Account # 3036002123
Reference: Fund name
Attn: Accounts Receivable

The party below is responsible for payment of the fees:

Name: Franklin Templeton
Attention: Marc De Oliveira
Address: 300 S.E. 2nd St.
Address: Legal/300/8
Address: Ft. Lauderdale, FL 33301
Facsimile:
Phone: (203) 703-7028
Email: marc.deoliveira@franklintempleton.com

The fees quoted in this Schedule apply to services ordinarily rendered by Equiniti Trust Company, LLC as depositary and are subject to adjustment based on final review of documents delivered to the Depositary by the Fund.  Further, the fees may be revised to reflect cost increases due to (a) changes mandated by legal or regulatory requirements, or (b) additional services requested by the Fund.

The fees do not include any out-of-pocket expenses incurred by the Depositary in connection with this Agreement, which include (without limitation) (a) Form 1099 production, print, mail, and IRS reporting, (b) cost-basis calculations and reporting, and (c) regulatory mailings.  Additional services not contemplated hereunder (including, but not limited to, document amendments and revisions, calculations, notices and reports, legal fees and unanticipated transaction costs, and charges for wire transfers, checks, internal transfers and securities transactions) will be billed as extraordinary expenses.